

May 24, 2007

Mr. Christopher H. Hopkins
President and Chief Executive Officer
Oilsands Quest Inc.
205, 707-7th Avenue SW
Calgary, Alberta, Canada T2P 3H6

> **Re:** **Oilsands Quest Inc.**
> **Registration Statement on Form S-3**
> **Filed May 4, 2007**
> **File No. 333-142642**

Dear Mr. Hopkins:

We have limited our review of the above filing to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1.   Where appropriate, revise to describe in the prospectus the transactions in which the selling shareholders received the shares of your common stock that are being registered for resale. This information is required to be included in the prospectus under Item 507 of Regulation S-K.

Selling Security Holders, page 11

2.   We note that certain of the selling shareholders are registered broker-dealers.
        Please identify those selling shareholders as underwriters unless the securities you
        are registering on their behalf compensated the shareholder for investment
        banking services. We may have additional comments.

3.   Please disclose the natural persons who exercise voting and/or dispositive powers
        with respect to the securities to be offered for resale by each of the selling
        shareholders. See Interpretation I.60 of the July 1997 manual of publicly
        available CF telephone interpretations, as well as interpretation 4S of the
        Regulation S-K portion of the March 1999 supplement to the CF telephone
        interpretation manual.

Closing Comments

        As appropriate, please amend the above filings in response to these comments.
You may wish to provide us with a marked copy of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness
        as a defense in any proceeding initiated by the Commission or any person under
        the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Wynn

        via facsimile
        Theresa M. Mehringer, Esq.
        Burns Figa & Will, P.C.
        (303) 796-2777